UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | TRADING STATEMENT AND LCCP UPDATE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2019**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol")

TRADING STATEMENT AND LCCP UPDATE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2019

Trading update

Sasol's foundation business is expected to deliver resilient results with a strong volume, cost and working capital performance, despite a weak macroeconomic environment resulting in lower chemical prices and petrol differentials.

There are a number of non-cash adjustments to the results which will result in a decrease in earnings per share. The largest of these were the sizable impairments of relevant cash generating units (CGUs) due to the softer outlook for global chemical and gas prices and the higher capital spend on the Lake Charles Chemicals Project (LCCP). In addition, as the LCCP progresses through the sequential beneficial operation schedule, the costs associated with relevant units are expensed while the gross margin contribution follows the ramp-up profile and inventory build.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA*) is expected to decline by between 4% and 14% compared to R51,5 billion in the prior year, despite the 19% increase in the rand per barrel price of Brent crude oil. This is mainly as a result of the negative EBITDA contribution from the LCCP and the impact of softer chemical margins.

Headline earnings per share (HEPS) for the financial year ended 30 June 2019 is expected to increase by between 7% and 17% (approximating R1,92 to R4,66 per share) compared to the prior year HEPS of R27,44. Core headline earnings per share (CHEPS) is expected to increase by between 1% and 11% (approximating R0,36 to R4,00 per share) compared to the CHEPS for 2018 of R36,38. CHEPS is adjusted for once-off items, which includes operating losses from the LCCP during ramp-up.

Earnings per share (EPS) for the 2019 financial year is expected to decrease by between 46% and 56% (approximating R6,56 to R7,99 per share) from the prior year EPS of R14,26 as a result of higher impairments recorded in the financial year.

Sasol´s earnings for the financial year ended 30 June 2019 have been significantly impacted by the following remeasurement items before tax:

1. North American value chain R12,9 billion (US$914 million). The Ethylene Oxide/Ethylene Glycol (EO/EG) CGU and the Tetramerization (TET) CGU were impaired by R5,5 billion (US$388 million) and R7,4 billion (US$526 million) respectively. The impairments were mostly as a result of an increase in capital cost for the LCCP and softer forecasted US ethylene and global Mono-ethylene Glycol (MEG) prices based on the latest expert

consultants' macro-economic assumptions as at 30 June 2019.

2. The Ammonia CGU in the Southern African value chain was impaired by R3,3 billion mainly as a result of much softer forecasted international ammonia sales prices.

3. The Canadian shale gas business was further impaired by R1,9 billion (CAD181 million) during the financial year.

Given the above financial performance, our gearing is expected to increase above our previous market guidance of 49%, however we expect the net debt to EBITDA to remain well below our debt covenant level of 3,0 times. We continue to progress our asset portfolio optimisation strategy, with further details to be provided during the results announcement.

A detailed production summary and key business performance metrics for the financial year for all of our businesses, including our hedging activities, is available on our website, www.sasol.com. The salient features are:

- Mining productivity improved by 5%, with a 22% decrease in external purchases.
- Secunda Synfuels Operations (SSO) achieved an excellent performance post the total West factory shutdown, enabling full year production levels in line with our prior year.
- Liquid fuels sales volumes increased by 2% to 60 million barrels, exceeding previous market guidance.
- Base Chemicals sales volumes (excluding Polymers US products) showed a strong recovery during the second half of the financial year, exceeding our previous market guidance.
- High Density Polyethylene (HDPE) production volume in the US was 218kt. The Linear Low Density Polyethylene (LLDPE) and EO/EG plants are ramping up, and achieved saleable production of 103kt and 41kt, respectively.
- Performance Chemicals sales volumes declined by 3% due to external supply constraints and a softer macro-environment. The Speciality Chemical portfolio remains resilient.

We are also pleased to report that agreement has been reached with the South African Revenue Services to withdraw all the issued and pending assessments for the crude oil procurement matter relating to Sasol Oil for financial years 1999 to 2016.

Lake Charles Chemicals Project (LCCP) update

The LCCP remains in line with the revised cost estimate provided in May 2019 and is mostly tracking schedule. As at the end of June 2019, overall project completion is at 98%. Engineering and procurement activities are substantially complete and construction progress is at 94%. The Ethane Cracker start-up sequence has commenced and we expect beneficial operation (BO) by the end of July or shortly thereafter. We are experiencing some schedule pressure on the Low Density Polyethylene (LDPE) plant and expect BO to be delayed by four to six weeks as it has taken longer than planned to complete the construction, as well as the cleaning and preparation of critical equipment. While the Ethoxylates (ETO) and Guerbet plants are currently tracking schedule as previously announced, the Ziegler unit BO is expected to be delayed by four to eight weeks mainly due to slower piping hydro-testing completion. Mitigation plans are in place to minimise the delay to the maximum extent possible.

When updated guidance was provided on the LCCP in May 2019, it was announced that the Board was to undertake an independent review on the project. The review is ongoing and is conducted by independent external experts. It is an in depth exercise entailing the review of a voluminous amount of documents and numerous interviews. As a result, it is anticipated that a report on this review will be submitted to the Board by the end of August 2019. The Board will be convened shortly thereafter to consider the report, following which an update will be provided.

All references to years refer to the financial year ended 30 June.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the financial year ended 30 June 2019 will be announced on Monday, 19 August 2019.

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, unrealised translation gains and losses, and unrealised gains and losses on our hedging activities.

** Core HEPS is calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol's financial position, changes in equity, results of operations or cash flows.

25 July 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 July 2019   By: /s/ V D Kahla
                                                      Name: Vuyo Dominic Kahla
                                                      Title: Company Secretary